Exhibit 4.13

ARCELORMITTAL GROUP MANAGEMENT BOARD

Performance Share Unit PLAN

ANNEX H

Supplemental Terms for 2020-2021 Group Management Board Performance Share Units Plan

The following share limits and vesting provisions shall apply to all Awards granted pursuant to the Plan during the period beginning on the date of the general meeting of shareholders of the Company in 2020 and ending on the date of the annual general meeting of shareholders of the Company to be held in 2021 (the “2020-2021 Plan Year”). All other terms and conditions of the Performance Share Units are as set forth in the Plan, including but not limited to Section 6 thereof.

For purpose of clarification, as from 1st January 2016 the General Management Board has been replaced by the CEO Office, for the purpose of the 2020-2021 Plan Year any mention made in the Plan to the Group Management Board or its members should be interpreted as made to the CEO Office or its members.

1.Grant of Awards

The value of the Award shall correspond to 100% of the base salary at the date of the grant of the Award for the Chief Executive Officer of ArcelorMittal and for the President and Chief Financial Officer of ArcelorMittal.

For the purpose of the above, the value of the Award shall be calculated by using the relevant exchange rate of the business day preceding the day of the grant (as published in the treasury server https://web-treasury.appliarmony.net/servlet/Serv3?Forme=Form21).

In order to determine the amount of the Award, the Volume-Weighted Average Price of the New York Stock Exchange of the business day (VWAP) preceding the grant shall be used. In order to calculate the number of Performance Share Units to be granted, a mathematic rounding shall be applied.

2.Vesting.

a.Each Award granted during the 2020-2021 Plan Year shall vest after the completion of the three (3) full year financial exercises commenced after the date on which the Award was granted, subject to the continued active Employment of the Participant through such date and subject to the achievement of the performance targets described hereafter, each of which shall determine the vesting of a specific portion of the Award and therefore shall be calculated separately to determine the total vesting.

b.The performance targets for each Award granted during the 2020-2021 Plan Year and the portion of the Award conditioned by each of them shall be as follows:

i.The vesting of fifty percent (50%) of the Award (the “TSR Award”) shall be subject to the Company achievement on Total Shareholder Return (TSR) over the vesting period, one half of which shall be determined by comparing the Company’s TSR to the median of the average TSR performance of the companies comprising a comparator group defined by the Committee (the “TSR Comparator Group Award Portion”), as measured over the three-year vesting period, and one half of which shall be determined by comparing the Company’s TSR to the TSR achieved by all of the companies forming the S&P 500 index (the “TSR S&P 500 Index Award Portion”), and

ii.The vesting of the remaining fifty percent (50%) of the Award shall be subject to the Company achievement on Earnings Per Share ratio (EPS) over the vesting period relative to the EPS of the comparator group defined by the Committee (the “EPS Award”).

c.The performance targets applicable to the TSR Award and the EPS Award shall be as follows:

i.With respect to the TSR Comparator Group Award Portion, the threshold level shall be 100% of the median and the targeted level shall be 120% of the median of the average performance realized by the companies in the comparator group over the three years of the vesting period,

ii.With respect to the TSR S&P 500 Index Award, the threshold level shall be 100% of index performance and the targeted level shall be 2% better than the index on a per annum basis.

iii.With respect to the EPS Award, the threshold level shall be 100% of the median and the targeted level shall be 120% of the median of the average performance realized by the companies in the comparator group over the three years of the vesting period,

d.At the end of the vesting period the Committee shall determine the level of performance achieved for each of the performance criteria and, for the portion of the awards conditioned by each of them, the Performance Share Units that shall vest and be subject to settlement for each Participant as follows:

i.No Performance Share Units shall vest if the Committee determines that the achievement reached for the performance target is below the threshold level defined.

ii.Performance Share Units shall vest and the Participants shall have the right to the settlement of a number of shares equal to 50% of the Performance Share Units granted if the Committee determines that the achievement reached for the performance target is at the threshold level defined.

iii.Performance Share Units shall vest and the Participants shall have the right to the settlement of a number of shares equal to 100% of the Performance Share Units granted if the Committee determines that the achievement reached for the performance target is at the targeted level defined above.

For performance results between threshold and target levels of the performance targets, the Committee shall apply straight-line interpolation to determine the number of Performance Share Units that shall vest and be subject to settlement for the Participants, provided that in no event will a Participant be entitled to settlement of a number of Performance Share Units equal to more than 100% of the Performance Share Units granted to the Participant.

The table below summarizes the performance criteria and the percentage of vesting associated to different achievement levels for each Award portion described in this document

Performance Measure	Weight	Threshold	Target
TSR vs Peer Group	25%	100% median of Peer Group	120% median of Peer Group
Percentage of Vesting		50%	100%
TSR vs S&P 500	25%	Performance equal to index	Performance equal to index + 2% overperformance on a per annum basis
Percentage of Vesting		50%	100%
EPS vs Peer Group	50%	100% median of Peer Group	120% median of Peer Group
Percentage of Vesting		50%	100%

e.The Committee shall determine whether the performance criteria have been met within ninety (90) days from the vesting date, and shall inform each Participant of such performance as soon as practicable thereafter.

Vested awards shall be settled by the Company pursuant to the terms of the Plan on or within fourteen (14) days after confirmation that the performance criteria have been met, provided that the Participant has submitted all necessary settlement information prior to such time.

EXHIBIT 8

Terms Applicable to Participants Subject to United States Federal, State or Local Tax in Respect of Performance Share Units Granted Pursuant to the Plan during the 2020-2021 Plan Year

Pursuant to Section 16 of the Plan, the following terms and conditions shall apply to all Awards issued to any Participant who is or may be subject to federal, state or local tax in respect of any Performance Share Units granted pursuant to the Plan during the 2020-2021 Plan Year (a “U.S.

Participant”). With respect to each U.S. Participant, in the event of any conflict between the terms of the Plan and this Exhibit, the terms of this Exhibit shall apply.

1.Vesting and Settlement.

All Awards granted to U.S. Participants shall be settled within two and one-half months (75 calendar days) following the date on which such Award vests.

2.Committee Discretion.

With respect to Awards granted to U.S. Participants, the Committee’s authority with respect to leaves of absence as set forth in Section 4(d) of the Plan shall be limited as follows: the Committee shall determine whether an authorized leave of absence, or absence in military or government service, shall constitute termination of Employment; provided that, no payment shall be made with respect to any Award that is subject to Section 409A of the Code as a result of any such authorized leave of absence or absence in military or government service unless such authorized leave or absence constitutes a separation from service for purposes of Section 409A.

3.Payments by the Company.

With respect to Awards granted to U.S. Participants, the Committee may not accelerate the settlement of any Award unless any such acceleration would be permissible under Section 409A of the Code.

4.Adjustments Upon Certain Changes.

No provision of Section 9 of the Plan shall be given effect with respect to Awards granted to U.S. Participants, to the extent that such provision would cause any tax to become due under Section 409A of the Code.

5.Amendment or Termination of the Plan.

With respect to Awards granted to U.S. Participants, no provision of the Board of Directors’ right to amend or terminate the plan as provided in Section 12 of the Plan shall be given effect to the extent that such provision would cause any tax to become due under Section 409A of the Code.

6.Certain Limitations on Awards to Ensure Compliance with Code Section 409A.

The Company intends that the Plan and each Award granted hereunder that is subject to Section 409A of the Code shall comply with Section 409A of the Code and that the Plan shall be interpreted, operated and administered accordingly. In the event any term and/or condition of an Award granted hereunder would cause the application of an accelerated or additional tax due by the Participant under Section 409A of the Code, such term and/or condition shall be restructured, to the extent possible, in a manner, determined by the Committee, that does not cause such an accelerated or additional tax. Any reservation of rights by the Company hereunder affecting the timing of payment of any Award subject to Section 409A of the Code (including, without limitation, the rights of the Committee pursuant to Section 9(d)) will only be as broad as is permitted by Section 409A of the Code. Notwithstanding anything herein to the contrary, in no event shall the Company be liable for the payment of or gross up in connection with any taxes and or penalties owed by the Participant pursuant to Section 409A of the Code.

To the extent that a Participant is not, during the period of time when his or her Award is outstanding, subject to the application of Section 409A of the Code, the limitations contained herein solely to ensure compliance with Section 409A of the Code shall not apply.